Charles A. Mathis
Chief Financial Officer
Science Applications International Corporation
1710 SAIC Drive
Mclean, VA 22102

March 3, 2017

VIA EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

100 F Street NE

Washington, D.C. 20549

RE:	Science Applications International Corporation
Form 10-K for the Fiscal Year Ended January 29, 2016
Filed March 29, 2016
File No. 001-35832

Dear Mr. Wilson:

We are writing in response to the letter dated February 9, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Science Applications International Corporation (the “Company”, “SAIC”, “we”, “us”, or “our”). This letter sets forth the Company’s responses to that comment letter. For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.

Consolidated and Combined Statements of Income and Comprehensive Income, page F-3

Comment 1:

With regard to your response to our prior comment 2, you indicate that all of your revenues are generated from services and therefore are not required to present, separately, a category of product in the income statement for supply chain related materials and other materials pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.  Please reconcile your accounting for these materials-related revenues to the relevant revenue recognition accounting policies on page F-8. Further clarify for us your basis for not separately presenting a product and service breakout on your income statement for your arrangements. In this regard, it also appears from your disclosures and investor presentations that you provide differing types of services and materials which appear to require disclosure under ASC 280-10-50-40.  Regarding investor presentations, we refer to pages 7-12 of your July 2016 investor presentation.

With respect to our application of Rule 5-03(b) 1 and 2 regarding the separate disclosure of products and services, we recognize that judgment is involved in determining how a single transaction involving both labor and materials should be presented. The primary way we determine whether a single-element transaction is for a product or a service is to focus on the customer's expectations. We believe this is consistent with previous remarks by the SEC1. Given the integrated nature of the Company’s offerings, the company considers its revenues to be service related revenues. The Company believes it is in compliance with Rule 5-03(b) of Regulation S-X and is not required to separate the materials used in

[1]	See, for example, Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments by Mark Barrysmith.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

support of its service contracts, including supply chain logistics, for which the primary offering to the customer is a service deliverable, as opposed to a product deliverable.

Our supply chain contracts provide a comprehensive service offering which provides value to our customers through the provision of an order fulfillment service that ensures the timely supply of conforming materials.  The customer views themselves as acquiring an integrated supply chain service offering that provides end-to-end procurement, transportation, and delivery of materials through our integrated logistics systems developed and maintained by our highly skilled employees. These services span activities performed by the Company from material planning, procurement, receiving and inventory management, kitting and assembly, storage, fulfillment, reporting and account management. Effectively, we are an outsourced service provider.

We are not in the business of selling materials and as such, do not sell materials on a stand-alone basis.  Our federal government customer has engaged our company to provide the logistics aspects of inventory procurement in order to outsource the complex nature of their inventory supply chain management (e.g. dealing with thousands of inventory parts with hundreds of suppliers).  The government has the option to buy its supplies directly from its vendors, however they would have to develop in-house expertise to predict demand at their various locations around the globe and incur the cost of storing the inventory in warehouses.  SAIC has served as a supply chain contractor for many years and thus has the expertise and requisite software developed to provide these services efficiently. The key to the success of these programs is to reduce the costs of our customers’ supply chain and logistics management by making the end-to-end process better, faster, and cheaper. As we are providing an overall solution contemplating a coordinated end-to-end inventory management process, we consider the revenues generated from our supply chain and logistics arrangements to be considered service revenues. Accordingly, the Company believes it is in compliance with Rule 5-03(b) of Regulation S-X because the transfer of materials to the Company’s clients is intrinsic to the Company’s integrated service offerings and therefore is properly reported as service revenues.

Our supply chain contracts include specific terms as to how invoices should be prepared in order for the customer to have visibility into the supplies being used and to evaluate the costs of outsourcing their supply chain management.  The materials purchased are unique to each contract (materials are not shared between contracts or customers).  The cost of materials and our service fees are billed together on the same invoice. The materials component of the invoice is broken out separately from the service component within an invoice. On average materials approximate 90% of the invoice amount and the services comprise the other 10%.  While the materials cost represent the bulk of the invoice, the true value of the contract is driven by the procurement and logistics management. SAIC does not produce any of the thousands of products it procures through these contracts, but rather the materials provided under these service arrangements are reimbursed by the customer at SAIC’s cost.  The profit we generate is for the timely fulfillment of conforming materials as delivered to the customer. From a revenue recognition standpoint, these contracts qualify for gross presentation (which will be further discussed below) due in part because the implications of not meeting the appropriate fill rates or providing non-conforming materials can result in contractual penalties reducing our fees.

SAIC’s policy is to account for contracts with the federal government under ASC 605-35, Construction-Type and Production-Type Contracts, and ASC 605-912, Contractors-Federal Government – Revenue Recognition2. Our policy is consistent with View A as discussed in the October 23, 2009, FASB Emerging Issues Task Force (EITF) Agenda Committee meeting discussion of the proposed issue Accounting for Service-Related Contracts with the Federal Government with respect to the application of FASB codification subtopic 605-35.  View A provides for a broad application and accounts for all arrangements with the federal government within the scope of ASC 605-35.

[2]	ASC 912-605-05-1 This Subtopic provides incremental guidance to government contractors on revenue recognition. See Subtopic 605-35 for general guidance.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

SAIC’s supply chain logistics revenues are generated from contracts with the U.S. government that are accounted for as a single profit center in accordance with ASC 605-35 for which the primary offering to the customer is a service deliverable, as opposed to a product deliverable. Our supply chain revenues are recorded on a gross basis in accordance with ASC 605-35-25-23 and 243, which indicates that a contractor should record costs and revenues for items when a contractor is responsible for the ultimate acceptability of performance or bears risk associated with the items. Further discussion and analysis on recording revenues gross is provided below in our response to comment 2. Since these contracts are accounted for under ASC 605-35 as a single profit center, we consider the revenues we generate under our supply chain logistics programs to be service revenues. We recognize revenue on our supply chain and logistics contracts as the services are provided to our customers using an output method (units-of delivery) measure of progress, which is disclosed in our revenue recognition accounting policies on page F-8 as follows:

“…Additionally, the Company utilizes the units-of-delivery method on contracts where separate units of output are produced. Under the units-of-delivery method, revenues are generally recognized when the units are delivered to the customer, provided that all other requirements for revenue recognition have been met.”

To provide additional clarity we will include an additional description of our revenue recognition policy with regard to logistics services contracts in our revenue recognition accounting policies in the Notes to our consolidated financial statements included in our Form 10-K for the year ended February 3, 2017:

“The Company recognizes revenue on our supply chain and logistics arrangements as the services are provided to the customer under a single profit center using an output method (units-of-delivery) measure of progress. Service revenues are recorded gross of reimbursable material costs, as well as fees, when the Company is responsible for the ultimate acceptability of performance of the contract based on the timely fulfillment of conforming materials delivered to the customer.”

Revenues generated from materials provided to our customers on contracts other than our logistics management contracts are incidental to the contract performance and we do not track the amount of revenues from these other materials by contract. We do not currently manufacture goods or sell products on a stand-alone basis. Accordingly, we will remove the following statement from our significant accounting policies to avoid further confusion.

“Revenues from the sale of manufactured products are recorded on passage of title and risk of loss to the customer, which is generally on delivery.”

The Company believes it is in compliance with Rule 5-03(b) of Regulation S-X and is not required to separate the materials used in support of its service contracts, including supply chain logistics, because the customer views the offering to be a service, as opposed to a product deliverable. We also note that this view is consistent with the underlying accounting for these arrangements involving both labor and material components, where both components are combined within a single profit center for revenue recognition.

With respect to your comment regarding our July 2016 investor presentation, we provide full lifecycle services and solutions to our customers through our highly customized and comprehensive integrated service offerings.  Each of our contracts may provide services from a number of our service lines (for

[3]

ASC 605-35-25-23: If the contractor is responsible for the nature, type, characteristics, or specifications of material that the customer furnishes or that the contractor purchases as an agent of the customer, or if the contractor is responsible for the ultimate acceptability of performance of the project based on such material, the value of those items shall be included as contract price and reflected as revenue and costs in periodic reporting of operations.

ASC 605-35-25-24: As a general rule, revenues and costs shall include all items for which the contractor has an associated risk, including items on which his contractual fee was based.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

example a single contract may provide end-to-end IT services including IT Managed Services, Software Integration and Cyber, Cloud and Data Science).  The focus of the service lines (as shown on page 7 of the July 2016 investor presentation) is to provide resources to our operating segments in the execution of our integrated service offerings. We do not track, and do not practicably have the ability to track, revenue or profit by service line. We will enhance our disclosures to disclose this information within Note 1 to consolidated financial statements included in our Form 10-K for the year ended February 3, 2017.  For a more complete description of our matrix organization please see the “Overview” section preceding our response to comment 3 below.

Comment 2:

To the extent that materials related revenues under supply chain contracts are being recognized on a gross basis, please provide us with a detailed analysis of how your accounting complies with ASC 605-45-45. Also, if these supply chain contract revenues are recognized on a gross basis, provide us with a detailed analysis of your conclusion that the sale of material under these contracts, which as noted on page 28 generate lower gross margins than services, should not be broken out separately in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

SAIC’s supply chain revenues are generated from contracts with the U.S. government and are reported on a gross basis in accordance with ASC 605-35, Construction-Type and Production-Type Contracts. We do not believe ASC 605-45-45 considerations apply to these contracts, as government contractors are explicitly scoped out in ASC 605-45-15-4.

Our supply chain revenues are recorded on a gross basis in accordance with ASC 605-35-25-23 and 24, which indicates that a contractor should record costs and revenues for items when a contractor is responsible for the ultimate acceptability of performance or bears risk associated with the items. Additionally, ASC 912-605-25-194, Contractors-Federal Government Revenue Recognition, indicates that for cost-type supply contracts with the Federal Government, the contractor is more than an agent and it is appropriate to include reimbursable costs, as well as fees, in revenues.

The terms and scope of services vary by customer contract, such that each contract must be separately evaluated for the purpose of revenue recognition, including making determinations with respect to gross versus net reporting of revenue. The judgments place particular emphasis on determining SAIC’s contract responsibilities with respect to fulfillment and ultimate acceptability of performance as well as risk associated with the materials consumed through the performance of our service.

We record our supply chain contracts with the federal government on a gross basis when SAIC is responsible for the ultimate acceptability of performance of the contract based on the timely fulfillment of conforming materials delivered to the customer. The implications of not meeting the appropriate fill rates or providing non-conforming materials can result in contractual penalties reducing contractor fees. We manage inventory at appropriate levels to fulfill our service level agreement requirements, which may result in inventory excess and obsolescence risks born by the Company.

As discussed in our response to comment 1, the Company believes it is in compliance with Rule 5-03(b) of Regulation S-X because the transfer of these materials to the Company’s clients is intrinsic to the Company’s supply chain logistics service offerings and therefore is appropriately reported as service revenues.

[4]

ASC 905-605-25-19: In the circumstance of supply contracts, however, the contractor is more than an agent. For instance, the contractor is responsible to creditors for materials and services purchased and to employees for salaries and wages. The contractor ordinarily uses its own facilities in carrying out its agreement; and in many respects the contractor's position is that of an ordinary principal. In view of these facts, and the desirability of indicating the volume of activities, it is appropriate to include reimbursable costs, as well as fees, in sales or revenues.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

Note 14- Business segment information, page F-30

Overview:

Identification of Operating Segments

SAIC is a premier technology integrator and our primary customer is the U.S. federal government; which makes up approximately 97% of our revenues.  Although we consider the U.S. federal government to be a single customer, we have, for practical reasons, organized our business into five operating segments to distribute the workload across our large company and focus on new business opportunities. The operating segments are responsible to develop and maintain agency relationships, market our service offerings, and manage contract performance.

SAIC currently operates in a matrix model, with the verticals being the customer groups (which are our operating segments) and the horizontals being the service lines.  The operating segments are focused on understanding the agencies’ priorities and they turn to the services lines for staffing and technical solutions.

The service lines are responsible for workforce management, career development and training.  The employees are grouped within the service lines based on related skill sets. Employees work across operating segments, depending on the specific contract needs for a particular customer.  The majority of the employees hold security clearances and perform work on both classified and unclassified contracts.  Approximately 65% of our employees sit side by side with our customers in government facilities.  Each of our operating segments utilizes technical staff from across all of the service lines to deliver our services on the contracts that they manage.  The service lines work with the operating segments to determine the level of resources required and compare the contract or request for proposal (“RFP”) requirements against our existing workforce to maximize employee utilization. In other words, the contract or RFP requirements received by the operating segment dictate what resources will be used to service the contract.  Due to the integrated service offerings approach, the majority of our contracts provide more than one service offering.  We do not track revenue or profit by service line. Because discrete financial information is not available, our service lines would not meet the definition of an operating segment in ASC 280-10-50-1.

Mr. Moraco, our Chief Operating Decision Maker (CODM), and our Board of Directors receive monthly financial reports which are presented at the consolidated level.  The monthly financial reports include the following key performance metrics: revenues, operating income, EBITDA, diluted EPS and operating cash flow.  Actual performance is compared against the annual operating plan and latest forecast. The reports also include a consolidated revenue dashboard (graph with revenue trend), consolidated EBITDA dashboard (graph with EBITDA trend), indirect rate dashboard, business development dashboard with contract awards, contract submittals and win rates, and a human resources dashboard with consolidated headcount and turnover metrics.

The CODM also receives the annual operating plan and updated quarterly forecast each quarter.  The information is presented at the consolidated level (revenues, operating income, EBITDA, diluted EPS and operating cash flow).  Business development and strategy highlights are included in the materials.  The operating segments’ discrete financial information (revenue and fee) are also provided each quarter.  The latest forecasts are reviewed and compared against the annual plan/forecast.

Aggregation of Operating Segments

We believe our five operating segments meet all of the criteria for aggregation in ASC 280-10-50-11.  All of the operating segments are selling similar services with similar opportunities for growth which is driven by the federal budgets.  The operating segments also have similar production processes since they share the workforce in the service lines.

The Company considered the types of contracts we are awarded in evaluating the similarity of our operating segments.  Our integrated IT services can be performed under a number of contract types depending on the degree of work scope definitization provided by the customer.  As disclosed within

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

Management’s Discussion and Analysis within our Form 10-K for the year ended January 29, 2016, approximately 30% of our contracts are fixed-price in nature with the rest being flexibly priced (cost reimbursement or time and materials).  We generally consider the nature of the services we provide and the nature of our production processes to be similar under either pricing scenario.  Our contract type mix has not fluctuated significantly and we do not expect such fluctuations in the future.

We use a common business development process and interchangeable bid and proposal team from our service lines.  We have a centralized proposal organization that supports all bids and proposals across the operating segments.  Each proposal team will include employees from the operating segment to support the relationship with the agency, employees from the service line to provide the technical solution, staffing and basis of estimate and employees from the centralized proposal team to manage the project and coordinate the schedule.

All of our operating segments operate in a regulated market monitored by the Defense Contract Management Agency (DCMA) and the Defense Contract Audit Agency (DCAA). All segments are subject to a common set of regulations as they must all follow Cost Accounting Standards (CAS) and Federal Acquisition Regulations (FAR).  There are no regulations that are unique to one operating segment.

The FAR are the procurement regulations applicable to all contracts and subcontracts awarded to SAIC by any U.S. government agency (to include the Department of Defense, the armed services, intelligence agencies, and federal civilian agencies, among all other U.S. government agencies).  All of SAIC’s operating segments hold contracts issued by various U.S. government agencies and are therefore all bound to comply with the same regulatory FAR requirements.  These govern and define the bid and proposal process, policies for establishing the profit or fee portion in price negotiations, and common cost accounting structures.

All of the operating segments operate under the Company’s single Disclosure Statement and indirect rate structure which are regulated under FAR. The purpose of the Disclosure Statement is to promote uniformity and consistency in the way that the Company measures and allocates costs to U.S. government contracts.  The Disclosure Statement requires us to disclose our accounting practices and to follow those practices consistently.  If a change is made to our disclosed accounting practices the impact of the change must be evaluated across all government contracts and therefore impacts all operating segments.  A single cognizant authority for reviewing and approving a company’s Disclosure Statement and any changes thereto is appointed by the government. For SAIC, that single cognizant authority is a Corporate Administrative Contracting Officer under DCMA and the U.S. government has identified DCAA as the single agency responsible for auditing our costs.

With respect to the class of customer criterion in ASC 280-10-50-11, as noted above, we consider the U.S federal government to be a single class of customer. This consideration is supported by analogy to ASC 280-10-50-42 which states, in part:

For purposes of this Subtopic, a group of entities known to a reporting public entity to be under common control shall be considered as a single customer, and the federal government, a state government, a local government (for example, a county or municipality), or a foreign government each shall be considered as a single customer...

While this paragraph is in the context of the entity-wide disclosures, we believe it is relevant for purposes of evaluating the class of customer of our operating segments.

The guidance in ASC 280-10-50-42 was largely retained from FASB Statement No. 14, as amended by FASB Statement No. 30. Those amendments specifically clarified that the federal government should be considered a single customer for purposes of the entity-wide disclosure requirement. In considering the basis for the amendments, we note that the question arose from a requirement to consider sales to different domestic agencies in the aggregate.5 Rather than amend the disclosure requirement to apply to

[5]

The Summary of Statement No. 30, Disclosure of Information about Major Customers, observed “Paragraph 39 of FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," requires disclosure of the amount of revenue derived from sales to domestic governmental agencies in the aggregate or to foreign governments in the aggregate when those revenues are 10 percent or more of the enterprise's revenues. The Board was requested to consider the usefulness of disclosing aggregate amounts and concluded that such disclosure has limited general usefulness and should not be required. Therefore, this Statement amends that paragraph to require disclosure of the amount of sales to an individual domestic government or foreign government when those revenues are 10 percent or more of the enterprise's revenues. Consequently, disclosure of sales to a governmental customer is now the same as disclosure of sales to any other customer.”

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

each domestic agency, we observe that the FASB chose to clarify the guidance to state that the Federal Government should be considered a single customer because disclosure of aggregated agency amounts had “limited general usefulness.” Accordingly, we believe that this provides a useful analogy when evaluating whether various agencies within the federal government should be considered a similar class of customer and whether further disaggregation by agency beyond what we currently disclose would provide useful information to users of the financial statements.

Finally, based on the interaction with our investors and analysts during the earnings calls and industry conferences we believe that our current disclosures provide significant and meaningful information and that additional information regarding our operating segments would not be meaningful to investors.  In this regard, our investors have not asked questions about individual operating segment performance.  The discussions with our investors are focused on our consolidated financial results, key contract wins, contract re-competes and market trends.  Although we consider the Federal Government to be a single class of customer, we have also historically elected to provide additional information related to the U.S. federal government agencies we support in Note 14 “Business Segment Information” of the notes to our consolidated financial statements included in our Form 10-K.  This additional information we provided in our footnotes and the disclosures in our MD&A and throughout our 10-K provide the relevant and meaningful information for our investors.

We realize that the aggregation of operating segments involves the exercise of judgment.  We believe we have exercised reasonable judgment in concluding that the aggregation of our operating segments is appropriate and reasonable.

Comment 3:

In your response to our prior comment 4, you indicate that “since the U.S. government is the ultimate end customer and the contracts are subject to the same contract acquisition and performance requirements, the different departments and agencies of the U.S. government are not considered to be a different type or class of customer”. In your analysis of operating segments economic characteristics under ASC 280-10-50-11 and ASC 280-10-55-7A, 7B and 7C, please tell us how you considered the spending power of each agencies, the length as well as type of contracts issued and the expectation set forth by each agency, including the related contracting manager. Furthermore, as noted by prior and recent executive action, tell us how you considered the fact that certain agencies might have their budgets cut or increased as well as the fact that certain agencies might be impacted by policies regarding contractors, spending or hiring freezes, while others would not be subject to such executive actions or sequestrations.

SAIC’s U.S. federal government customer base is funded through the annual budget and appropriations process, and operates under uniform procurement requirements, including the FAR.  We closely monitor activity affecting the federal budget, including, but not limited to, congressional authorizations and appropriations, presidential budget requests, executive actions, agency announcements, and electoral trends.  This process enables us to characterize the spending power of the various agencies we are targeting for contracting opportunities, including whether budgets for individual agencies are likely to increase or decrease. This process is fundamentally similar across federal agencies, and SAIC’s approach reflects that fact.

The budgets of U.S. federal government agencies may fluctuate over time as the priorities of the executive and legislative branches change; however, the nature of the integrated services that we provide

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

to our customers are generally not as sensitive to discretionary spending reductions as other programs. Our integrated solutions enable the agencies of the U.S. federal government to operate more efficiently and to modernize and refresh their existing IT infrastructure.  We therefore do not expect significant changes in the nature of the services we provide or the way that we deliver them to our customers. Accordingly, fluctuations in the discretionary budgets for a given agency do not generally result in dissimilar economic characteristics across our operating segments.

The types of services contracts issued to the Company by the U.S. federal government generally have a duration of three to five years and are funded through an annual appropriations process.  This average duration is generally consistent across our operating segments.  We do not anticipate this trend to change in the future and, if there were future changes to the duration of contracts issued by our customers it would likely impact all of the agencies which we serve, as opposed to only affecting a particular operating segment.

We evaluate executive actions, budgets cuts/increases, policies regarding contractors, and spending or hiring freezes through various processes.  Our government affairs office communicates new regulations, executive actions or policies that may impact the company and operating segments.  Our program management and contracts teams work closely with the customers’ technical and contract managers and are often able to provide insight into our customers’ expectations and intentions with regard to contract performance and procurements.  In evaluating the economic similarities of our operating segments we consider any indications that the priorities of our customers may change in the future, which is incorporated into the annual plan and forecasts of our operating segments. Each quarter the operating segments review their pipeline of opportunities, submitted proposal awaiting awards and backlog to evaluate spend across their agencies.  Given the scale of each of our operating segments, while we continue to monitor such activities, we do not believe there to be substantial risk that any hypothetical future executive order could significantly affect the long-term prospects of any particular operating segment to the extent that aggregation would not be appropriate. Additionally, we have not historically seen evidence of differing impacts to our operating segments as a result of changes in federal budget, sequestration or changes in policy.

Comment 4:

We note that, at the Cowen One-on-One Forum, Tony Moracco indicated that “one other area of significant OCI was in the intel community”. In particular, he states that you “were trying to organically grow in the intel community, knowing it would be very difficult”. In this regard, it appears that ultimately you decided to allocate resources to, and made the decision to buy the company Scitor, which according to him is very well positioned in the services side of the intel community. In particular, he indicates that the acquisition was completed to “fill a large amount of your OCI hole that was left”. Please advise how you considered these views in your analysis that the related customers and economics are sufficiently similar to aggregate pursuant to ASC 280-10-50-11.

SAIC’s strategy includes expanding our business in the intelligence and Air Force agencies.  The quote above “we’re trying to organically grow in the intel community, knowing it would be very difficult” is explaining why we decided to acquire Scitor versus growing organically, which would have taken several years.  The acquisition of Scitor did not pose any Organizational Conflict of Interest (OCI) issues as the services that Scitor performed were very similar to our own.

Scitor was a highly complementary acquistion that aligned with our strategy to accelerate entry into the adjacent Intelligence and Air Force markets and also build on Scitor’s long standing relationships with the intel community.  Scitor brought capabilities to SAIC that were complementary to our own (system engineering and integration, cyber services, program management and IT opportunities) which integrated seamlessly into our matrix operating model.  The acquisition also created an opportunity to deliver existing SAIC technology integration services to the intel community.  In addition Scitor’s business model was compatible with SAIC’s services portolio with low capital requirements and steady cash flows.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

Scitor became the new Intelligence Community Air Force (ICAF) operating segment. We evaluated the economic characteristics and the similarity in customers and the other aggregation criteria in ASC 280 and believe they meet the criteria for aggregation under ASC 280-10-50-11.

We established a new service line, Intelligence, Surveillance and Reconnaissance (ISR), to provide additional distinction between the offerings.  The Scitor employees were mapped to the ISR service line and the Mission, SETA & Program Support (MEPS) service line.   We also shifted existing SAIC employees into the new ISR service line based on their skill set. The ISR service line primarily focuses on systems and critical IT protection engineering and computer network defense; the MEPS service line focuses on program mission support services and specialty engineering services.

The ICAF operating segment generates all of their annual revenues from agencies with the U.S. federal government, of which 70% is generated from the intelligence agencies primarily in the Department of Defense, and approximately 30% from the Air Force.    The ICAF operating segment is also subject to the same regulatory environment imposed by FAR and CAS requirements for procuring services and contracts.  The FAR regulations apply to all contracts awarded by U.S. government agencies, which include DoD, the armed services and intelligence agencies.

The ICAF operating segment also operates under the Company’s Disclosure Statement and indirect rate structure. The former Scitor contracts were integrated into the SAIC accounting system and adopted the uniform and consistent accounting practices disclosed by SAIC in the Disclosure Statement.

Please refer to Supplement A (provided in our previous response dated January 19, 2017) which includes the quantitative analysis of ICAF’s profitability and fee %. Based on this analysis, the ICAF operating segment’s fee rate is consistent with the other operating segments.  The fee % for each operating segment is projected to continue to be similar in future years given the similarity in the nature of the business and competitive environment, services provided, government customers served, availability of funding from the U.S. federal government, and nature of regulatory environments in which all segments operate.

Comment 5:

Please tell us what consideration you gave in your analysis, that your customers are sufficiently similar under ASC 280-10-50-11(c), regarding the following statement made during the Cowen Forum:

•

“On the protect side, one of our largest programs is the Army AMCOM Express contract vehicle. It's a long-term blanket purchase agreement. This program is one of our larger re-competes. It's going through contract restructuring. But we're very well positioned to re-secure that work in this aviation program and software components with the computer resources. Represents continuation of that same work and that protect category for our important Army customer.

Your response should also address the notion that your CEO appears to view your customers as two types of portfolios, as exemplified by the following statements in the Cowen Forum:

•

“Servicing the federal market, principally in these five verticals: Army, Navy, Marine Corps, each about $1 billion; defense agencies, combat and commands, slightly below that; $1 billion federal civilian portfolio, the likes of FAA, NASA, DHS. And in the intelligence community and Air Force programs, principally supported from our Scitor acquisition in May, at again, just over $0.5 billion.”

•	“On the portfolio mix. You see the split, mostly federal. Two-thirds in the defense sectors with the Army, Navy, Marine Corps, and Intel. Federal civilian agencies, about 23%.”

In the first statement above, Tony Moraco, our CEO was highlighting some of the recent contract wins under the protect, expand and grow business strategy and referenced one of our large contract vehicle

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

wins, which falls under the Army operating segment.   Due to the significant scale of our five operating segments (e.g.: Army’s revenues approximately $1 billion) any individual contract win or loss should not impact the operating segments or our assessment of the similarity in customers under ASC 280-10-50-11(c). SAIC is currently executing over 1,900 contracts and annually re-competing 10% to 20% of our contracts.

As discussed further in the overview section above, we believe our five operating segments are sufficiently similar under ASC 280-10-50-11 (c).  In reference to the statement above, the Army segment uses similar methods to market and bid on the AMCOM Express contract as compared with marketing activities in the other operating segments (Federal Civilian, Navy/Marine Corps, ICAF and Department of Defense Agencies and Commands).  All of the operating segments market their services using enterprise and shared business development teams who are experienced with the bid and proposal process with the U.S. federal government and government contracting requirements. The business development teams develop proposals based on the capabilities of our shared workforce who provide services to all operating segments.  The Army operating segment also generates the majority of its revenues from the U.S. federal government, similar to the other operating segments.

In the second bullet, Mr. Moraco is referring to the size/portfolio of each of the operating segments to demonstrate that all of our market segments are of significant scale and therefore large enough to effectively compete in their respective markets, “Army, Navy/Marine Corps, each about $1 billion; defense agencies, combat and commands slightly below that and $1 billion federal civilian portfolio……and in the intelligence community and Air Force programs, principally supported from our Scitor acquisition in May, at again, just over $0.5 billion….”

In the third bullet, Mr. Moraco is summarizing a customer chart that depicts the revenue mix by the five operating segments. In this same statement Mr. Moraco also indicates that our business is “mostly federal” and that federal civilian agencies represent 23% of our business. Mr. Moraco evaluates performance based on our operating segments which is consistent with our management reporting structure and the company’s internal reporting and we do not use any other internal groupings.

We believe the Federal Civilian segment is similar to the other operating segments in the areas specified under ACS 280-10-50-11. The agencies supported by the Federal Civilian segment are federal government agencies including the U.S. Department of State, U.S. Department of Agriculture, the Federal Aviation Administration, NASA and the Department of Homeland Security. The operating segment is providing the same services and has similar production processes since they share the workforce in the service lines. They are also subject to the same regulatory environment imposed by the Federal Acquisition Regulations and Cost Accounting Standards. The FAR regulations apply to all contracts awarded by the U.S. government to include federal civilian agencies.

Comment 6:

In your response to our prior comment 4, you indicate that the Company’s matrix of organization fully integrates its service lines across its five customer facing operating segments, such that the services provided within each operating segments are similar. You also indicate that your business operations are under similar regulatory oversight. Taking into account the requirements set forth in ASC 280-10-50-11(a)-(e), please tell us what consideration you gave to the impact of each agency’s procurement practices and the related contract managers’ decision making ability. Also, tell us how you considered the fact that you have customers in both classified and non-classified related spaces. In particular, it appears to us that certain of your contracts require different levels of clearance that may limit the type of employees assigned to certain tasks, as exemplified by the existence of a classified business oversight committee within your board of directors.

The various agencies and departments of the U.S. federal government follow similar procurement practices and the government contracting officers have similar decision making ability.

Each of our customers procure our integrated services offerings in a similar manner, as governed by the

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

March 3, 2017

FAR.  Agencies and departments of the U.S. federal government issue a request for proposal (RFP) which outlines the requirements for the specific procurement, provides instructions on responding to the request and describes the criteria which will be used to evaluate the proposals received to determine the winning bid.  Federal government contractors develop their proposals based on the RFP and must comply with the requirements set forth therein or risk being disqualified from the procurement.  The government contracting officer, in consultation with the specific customer they represent, evaluate the proposals received based on the criteria set forth in the RFP and determine which contractor has submitted the winning proposal.  The bidding process and the decision making steps undertaken by the government contracting officer is consistent across the federal government procurement landscape.

The uniform regulatory approach to procurement described above supports our assessment that the nature of the products and services and the nature of the production processes used to deliver and distribute our services is similar across our operating segments and further supports that the various agencies of the federal government represent one type or class of customer.

Much of the work we perform is subject to classification levels of varying degrees and classified work is performed within each of our operating segments.  As a result, the majority of our workforce holds an active security clearance.  Those employees deliver services to our customers from within each of our service lines and may perform work on contracts managed by any of our operating segments.  Depending on the level of clearance an employee possesses they may be limited when working on certain contracts until higher level clearances can be applied for and obtained.  The classified business oversight committee within our board of directors exists to ensure that a sufficient representation of our directors are able to exercise their governance function regardless of the classification level necessary to understand the work being performed on certain highly sensitive contracts.  We do not believe that our production processes or the way we deliver our services is different based on the classification level of a particular contract.

* * * * *

If you would like to speak with us about any of these matters, please do not hesitate to call Maria Bishop, Corporate Controller, at (703) 676-6405.

Very truly yours,

/s/ Charles A. Mathis

Charles A. Mathis

Chief Financial Officer

Cc:

Anthony J. Moraco

Steven G. Mahon

Deloitte & Touche LLP

Faegre Baker Daniels LLP